RUBICON MINERALS CORPORATION
(the "Company")

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 *Continuous Disclosure Obligations* and relates to the results of voting at the Annual General Meeting of shareholders of the Company held on Wednesday, June 26, 2013 (the "**AGM Meeting**").

Resolution Number	Description of Matter	Outcome of Vote
1.	***Appointment of Auditors*** On a show of hands, the Chairman declared that the shareholders appointed **PricewaterhouseCoopers LLP**, Chartered Accountants, as auditors of the Company for the ensuing year and authorized the directors to fix their remuneration.	Resolution approved on a show of hands

If a ballot vote had been taken, based upon proxy votes by shareholders received by the Company, the voting results for the *Appointment of Auditors* would have been as follows:

Votes For	%Votes For	Votes Withheld/Abstain	% Votes Withheld/Abstain
187,215,937	99.39%	1,147,538	0.61%

Resolution Number	Description of Matter	Outcome of Vote
2.	***Number of Directors*** On a show of hands, the Chairman declared that the shareholders determine the number of directors at **eight**	Resolution approved on a show of hands

If a ballot vote had been taken, based upon proxy votes by shareholders received by the Company, the voting results for the *Number of Directors* would have been as follows:

Votes For	%Votes For	Votes Against	% Votes Against
185,016,771	98.37%	3,066,812	1.63%

Resolution Number	Description of Matter	Outcome of Vote
3.	***Election of Directors*** The following eight nominees set forth in the Company's Management Information Circular dated May 13, 2013 were elected as directors of the Company for the ensuing year by a majority vote. David W. Adamson Christopher J. Bradbrook Bruce A. Thomas, Q.C. David R. Reid Julian Kemp Michael D. Winship Michael A. Lalonde Peter W. Rowlandson	All nominees proposed by Management were elected for the ensuing year on a show of hands

If a ballot vote had been taken, based upon proxy votes by shareholders received by the Company, the voting results for the ***Election of Directors*** would have been as follows:

Nominee	Votes For	%Votes For	Votes Withheld/Abstain	% Votes Withheld/Abstain
David W. Adamson	130,714,084	98.77%	1,633,120	1.23%
Christopher J. Bradbrook	128,883,329	97.38%	3,463,875	2.62%
Bruce A. Thomas, Q.C.	130,099,668	98.30%	2,247,536	1.70%
David R. Reid	105,602,272	79.79%	26,744,932	20.21%
Julian Kemp	130,189,489	98.37%	2,157,715	1.63%
Michael D. Winship	128,741,195	97.28%	3,606,009	2.72%
Michael A. Lalonde	130,408,787	98.54%	1,938,417	1.46%
Peter M. Rowlandson	130,280,545	98.44%	2,066,659	1.56%

DATED this 28th day of June, 2013

RUBICON MINERALS CORPORATION
Per:

"Glenn Kumoi"

Glenn Kumoi
Vice President General Counsel & Corporate Secretary